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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    292554102
                                  ------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
              ------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 25, 2003
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 292554102                13D



(1)  NAME OF REPORTING PERSON                     Consolidated Press
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    International Holdings Limited

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                             ------------------
                                                          (b)
                                                             ------------------

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS                                      OO

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION             Commonwealth of the
                                                          Bahamas

--------------------------------------------------------------------------------

Number of Shares         (7)  SOLE VOTING POWER           None
Beneficially Owned       -------------------------------------------------------
by Each Reporting        (8)  SHARED VOTING POWER         5,223,904
Person With              -------------------------------------------------------
                         (9)  SOLE DISPOSITIVE POWER      None
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER    5,223,904
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                            5,223,904

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  24.6%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON                            HC, CO

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CUSIP No. 292554102                13D



(1)  NAME OF REPORTING PERSON                     C.P. International Investments
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Limited

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                             ------------------
                                                          (b)
                                                             ------------------

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS                                      OO

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION             Commonwealth of the
                                                          Bahamas

--------------------------------------------------------------------------------

Number of Shares         (7)  SOLE VOTING POWER           None
Beneficially Owned       -------------------------------------------------------
by Each Reporting        (8)  SHARED VOTING POWER         5,223,904
Person With              -------------------------------------------------------
                         (9)  SOLE DISPOSITIVE POWER      None
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER    5,223,904
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                            5,223,904

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  24.6%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON                            CO

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                         AMENDMENT NO.7 TO SCHEDULE 13D


            This Amendment No.7 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001, Amendment No. 2, dated August 28, 2001, Amendment No. 3, dated March 4, 2002, Amendment No. 4, dated April 18, 2002, Amendment No. 5, dated August 26, 2003, and Amendment No. 6, dated August 29, 2003 (the "Schedule 13D"). Items 4, 5, 6, and 7 are hereby supplemented. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 4.     Purpose of Transaction.

            Item 4 is supplemented as follows:

            On September 25, 2003, the Company and the Reporting Persons entered into an Underwriting Agreement with the several underwriter parties thereto, pursuant to which the Company will sell 3,000,000 shares of Common Stock and the Reporting Persons will sell 629,613 shares of Common Stock to the Underwriters for $10.34 a share. The Reporting Persons also granted the Underwriters an over-allotment option to acquire up to an additional 303,199 shares of Common Stock for the same price per share, exercisable at any time within 30 days of the Closing, scheduled for October 1, 2003. In addition, as previously agreed, the 400,000 shares of Series A Preferred Stock of the Reporting Persons are to be converted into 4,000,000 shares of Common Stock at the Closing.

Item 5.     Interest in Securities of the Issuer.

            (a) Following the conversion of the Series A Preferred Stock and the sale of Common Stock described in Item 4 (but prior to giving effect to sales, if any, pursuant to the Underwriters over-allotment option), the Reporting Persons own 5,223,904 shares of Common Stock, or approximately 24.6% of the Company's outstanding shares of Common Stock (computed on the basis of 21,168,429 shares of Common Stock outstanding as reported in the Company's Form S-1 registration statement dated September 26, 2003).

            (b) CPII has sole voting and dispositive power with respect to the 5,223,904 shares of Common Stock. CPIHL may be deemed to have beneficial ownership by virtue of its ownership of 100% of the capital stock of CPII.

            (c) See Item 4 above.

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Item 6.     Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.

            Item 6 is supplemented as follows:

            See Item 4 for a description of the Underwriting Agreement, dated as of September 25, 2003.

Item 7.     Materials to Be Filed as Exhibits.

            Item 7 is supplemented by adding the following:

Exhibit 13  Underwriting Agreement, dated as of September 25, 2003.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  September 26, 2003

                                         Consolidated Press International
                                         Holdings Limited

                                         By /s/ Michael Karagiannis
                                            -------------------------------
                                            Name:   Michael Karagiannis
                                            Title:  Director

                                         C.P. International Investments Limited

                                         By  /s/ David John Barnett
                                            -------------------------------
                                             Name:   David John Barnett
                                             Title:  Director